**Exhibit 99.1**



# Revised Financial Supplement

The Phoenix Companies, Inc.

December 31, 2008

---

**NOTICE OF REVISION OF FINANCIAL SUPPLEMENT**

On February 27, 2009, The Phoenix Companies, Inc. (the "Company") announced its fourth quarter and full year 2008 financial results and made available its Financial Supplement for the quarter and year ended December 31, 2008 (the "Financial Supplement"). On March 4, 2009, the Company announced a change in its fourth quarter and full year 2008 financial results reported on February 27, 2009. Accordingly, the Company has revised the Financial Supplement (as revised, the "Revised Financial Supplement") as of March 5, 2009 to reflect the change in its fourth quarter and full year 2008 results. Therefore, prior versions of the Financial Supplement should not be relied upon.

**The Phoenix Companies, Inc.**
**Revised Financial Supplement**

## Wall Street Coverage

| Firm | Analyst |
|---|---|
| Bank of America/Merrill Lynch | Edward Spehar |
| Barclays Capital | Eric Berg |
| Citigroup | Keith Walsh |
| Credit Suisse Securities (USA) | Tom Gallagher |
| Dowling & Partners | Paul Goulekas / Sean Rourke |
| JP Morgan | Jimmy Bhullar |
| Keefe Bruyette & Woods, Inc. | Jukka Lipponen |
| Langen McAlenney | Robert Glasspiegel |
| Raymond James & Associates | Steven Schwartz |
| UBS | Andrew Kligerman |

## Shareholder Information
### Security Listings
The common stock of The Phoenix Companies, Inc. is traded on the New York Stock Exchange (NYSE) under the symbol "PNX." Our 7.45 percent bond is traded on the NYSE under the symbol "PFX."

## Transfer Agent and Registrar
For information or assistance regarding your account, please contact our transfer agent and registrar:
The Phoenix Companies, Inc. C/O BNY Mellon Shareowner Services
P.O. Box 358015, Pittsburgh, PA 15258
Toll-free: 1-800-490-4258   Int'l: 201-680-6823
TDD: 800-231-5469, Int'l TDD: 201-680-6610
E-mail: shrrelations@bnymellon.com
Web: www.bnymellon.com/shareowner/isd

## For More Information
To receive additional information, including financial supplements and Securities and Exchange Commission filings along with access to other shareholder services, visit the Investor Relations Section on our Web site at Phoenixwm.com or contact our Investor Relations Department at:

> The Phoenix Companies, Inc.
> Investor Relations
> One American Row
> P.O. Box 5056, Hartford, CT  06102-5056
> Phone: 1-860-403-7100
> Fax: 1-860-403-7880
> e-mail: pnx.ir@phoenixwm.com

For more information on our products and services, call your Phoenix representative or visit our Web site at Phoenixwm.com.

In managing our business, we analyze our performance on the basis of "operating income (loss)", as well as components of and financial measures derived from operating income (loss), which do not equate to net income (loss), or components of or measures derived from net income (loss), as determined in accordance with GAAP. Rather, operating income (loss), as well as components of and financial measures derived from operating income (loss), are the measures of profit or loss used by our management to evaluate performance, allocate resources and manage our operations. We believe that operating income (loss), as well as components of and financial measures derived from operating income (loss), are appropriate measures that are useful to investors as well, because they identify the earnings of, and underlying profitability factors affecting, the ongoing operations of our business. Operating income (loss) is calculated by excluding realized investment gains (losses) and certain other items because we do not consider them to be related to our operating performance. The size and timing of realized investment gains (losses) are often subject to our discretion. Certain other items are also excluded from operating income (loss) include: whether the item is infrequent and is material to our income; or whether it results from a change in regulatory requirements, or relates to other unusual circumstances. Items excluded from operating income (loss) may vary from period to period. Because these items are excluded based on our discretion, inconsistencies in the application of our selection criteria may exist. Some of these items may be significant components of net income (loss) in accordance with GAAP. Accordingly, operating income (loss), as well as components of and financial measures derived from operating income (loss), are not substitutes for net income (loss), or components of or measures derived from net income (loss), determined in accordance with GAAP and may be different from similarly titled measures of other companies. Therefore, investors should evaluate both GAAP and non-GAAP financial measures when reviewing our performance.

Total operating return on equity ("ROE") is an internal performance measure used in the management of our operations, including our compensation plans and planning processes. Our management believes that this measure provides investors with a useful metric to assess our performance and effectiveness of our use of historic capital. ROE is calculated by dividing (i) total operating income, by (ii) average equity, excluding accumulated OCI, FIN 46-R and discontinued operations. Total operating return on tangible equity ("return on tangible equity") is also an internal performance measure used in the evaluation of our operations. Our management believes that this measure provides investors with a useful metric to assess our performance and the effectiveness of our use of current capital. Return on tangible equity is calculated by dividing (i) total operating income, by (ii) average equity, excluding accumulated OCI, FIN 46-R, discontinued operations and the carrying value of goodwill and intangible assets.

**The Phoenix Companies, Inc.**
**Financial Supplement**
**December 2008 (unaudited)**

## Table of Contents

**The Phoenix Companies, Inc.**
**Financial Highlights**
Fourth Quarter 2008 (unaudited)
*(amount in millions, except per share data)*

| For the Period Ended: | | December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2008** | **2007** | **2006** | **2005** | **2004** |
| **Balance Sheet Information** | | | | | | |
| General Account Invested Assets | | $ 13,674.8 | $ 15,764.5 | $ 16,113.6 | $ 16,692.8 | 17,283.2 |
| Separate Account Assets | | 7,930.2 | 10,820.3 | 9,458.6 | 7,722.2 | 6,950.3 |
| Total Assets | | 25,768.8 | 30,418.3 | 29,026.2 | 27,744.4 | 28,426.9 |
| Indebtedness | | 458.0 | 627.7 | 628.2 | 659.9 | 665.8 |
| Total Stockholders' Equity | | 865.0 | 2,279.0 | 2,231.5 | 2,007.1 | 2,022.4 |
| Total Stockholders' Equity, excluding SFAS 115, other accumulated OCI and FIN 46-R | | $ 1,665.7 | $ 2,470.0 | $ 2,360.0 | $ 2,118.9 | $ 2,018.5 |
| Average Equity, excluding other accumulated OCI, FIN 46-R and Discontinued Operations [1] | | $ 1,805.0 | $ 2,381.8 | $ 2,239.4 | $ 2,017.1 | |
| Total Operating Return on Equity [1] | | -5.52% | 5.38% | 3.68% | 4.99% | |
| Average Tangible Common Equity [2] | | $ 1,700.3 | $ 1,703.1 | $ 1,516.8 | $ 1,280.4 | |
| Total Operating Return on Average Tangible Equity [2] | | -5.87% | 7.94% | 5.74% | 7.86% | |
| Debt to Total Capitalization [4] | | 21.6% | 20.3% | 21.0% | 23.7% | 24.8% |
| Book Value Per Share | | $ 7.56 | $ 19.94 | $ 19.63 | $ 21.10 | $ 21.32 |
| Book Value Per Share, excluding SFAS 115 and other accumulated OCI | | $ 14.06 | $ 21.15 | $ 20.29 | $ 21.72 | $ 20.70 |
| Book Value Per Share, excluding SFAS 115, other accumulated OCI and FIN 46-R | | $ 14.56 | $ 21.61 | $ 20.76 | $ 22.28 | $ 21.27 |
| Period-end Common Shares Outstanding | | 114.4 | 114.3 | 113.7 | 95.1 | 94.9 |
| | | | | | | |
| **Indebtedness:** | | | | | | |
| Surplus Notes | | $ 174.1 | $ 174.0 | $ 174.0 | $ 204.2 | $ 204.1 |
| Senior Unsecured Bonds - due 2008 | | | 153.7 | 153.7 | 153.7 | 153.7 |
| Senior Unsecured Bonds - due 2032 | | 283.9 | 300.0 | 300.0 | 300.0 | 300.0 |
| Interest Rate Swap | | | | 0.5 | 2.0 | 8.0 |
| Total Indebtedness | | $ 458.0 | $ 627.7 | $ 628.2 | $ 659.9 | $ 665.8 |
| | | | | | | |
| **Statutory Financial Data for Phoenix Life Insurance Company** [3] | | | | | | |
| Capital, Surplus and Surplus Notes | | $ 758.9 | $ 848.1 | $ 932.5 | $ 885.5 | $ 814.6 |
| Asset Valuation Reserve (AVR) | | 94.4 | 192.6 | 187.8 | 210.8 | 213.6 |
| Capital, Surplus, Surplus Notes and AVR | | $ 853.3 | $ 1,040.7 | $ 1,120.3 | $ 1,096.3 | $ 1,028.2 |
| Policyholder Dividend Liability | | $ 324.2 | $ 355.6 | $ 348.9 | $ 356.1 | $ 403.3 |
| Interest Maintenance Reserve | | $ (44.2) | $ (44.4) | $ (44.3) | $ (23.1) | $ (31.3) |
| Statutory Gain From Operations | | $ 53.4 | $ 115.2 | $ 131.6 | $ 106.2 | $ 35.1 |
| Statutory Net Income (Loss) | | $ (82.3) | $ 80.0 | $ 162.0 | $ 61.0 | $ 47.1 |

(1) This average equity is used for the calculation of total operating return on equity and represents the average of the monthly average of equity, excluding other accumulated OCI, the effects of FIN 46-R and the equity of discontinued operations.
(2) This average equity is used for the calculation of total operating return on tangible equity and represents the average of the monthly average of equity, excluding other accumulated OCI, the effects of FIN 46-R, the equity of discontinued operations and the carrying value of goodwill and intangible assets.
(3) Phoenix Life Insurance Company is required to file financial statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by the Insurance Department of the State of New York.  December 2008 amounts are preliminary.
(4) This debt to total capitalization is based on total stockholders' equity, excluding SFAS 115, other accumulated OCI and FIN 46-R.

**The Phoenix Companies, Inc.**
**Consolidated Income Statement**
Fourth Quarter 2008 (unaudited)
*(amount in millions, except per share data)*

| | | December 31, | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| **Consolidated Income Statement** | | | | | |
| Premiums | $ 765.9 | $ 798.3 | $ 839.7 | $ 928.7 | $ 990.6 |
| Fees | 622.2 | 516.9 | 414.9 | 346.1 | 353.6 |
| Net Investment Income | 909.5 | 1,037.6 | 1,024.3 | 1,059.8 | 1,033.8 |
| **Total Revenue** | **2,297.6** | **2,352.8** | **2,278.9** | **2,334.6** | **2,378.0** |
| Policy Benefits and Increase in Policy Liabilities | 1,370.9 | 1,318.5 | 1,341.1 | 1,376.7 | 1,422.2 |
| Policyholder Dividends | 327.7 | 375.6 | 353.1 | 376.9 | 401.0 |
| Policy Acquisition Cost Amortization | 434.8 | 192.8 | 149.2 | 114.5 | 110.6 |
| Controllable and Other Expenses | 283.2 | 268.9 | 251.6 | 289.0 | 307.7 |
| Interest on Company Debt | 36.7 | 44.2 | 49.2 | 46.6 | 40.8 |
| **Total Benefits and Expenses** | **2,453.3** | **2,200.0** | **2,144.2** | **2,203.7** | **2,282.3** |
| **Pre-tax Operating Income (Loss)** | **(155.7)** | **152.8** | **134.7** | **130.9** | **95.7** |
| Applicable Income Taxes (Benefit) | (74.1) | 28.9 | 40.8 | 27.8 | 18.2 |
| **Operating Income (Loss)** | **(81.6)** | **123.9** | **93.9** | **103.1** | **77.5** |
| Net Realized Investment Gains (Losses) | (88.6) | (8.4) | 21.0 | 25.8 | 10.0 |
| Earnings on CDOs Consolidated Under FIN-46R | (4.2) | 1.0 | (1.0) | 1.3 | (12.9) |
| Discontinued Operations | (551.6) | 1.1 | (18.2) | (10.7) | (2.3) |
| Other Income (Expenses) Excluded from Operating Income | | | (0.4) | (11.1) | 14.1 |
| **Net Income (Loss)** | **$ (726.0)** | **$ 117.6** | **$ 95.3** | **$ 108.4** | **$ 86.4** |
| | | | | | |
| **Earnings Per Share** | | | | | |
| **Basic** | | | | | |
| Weighted-Average Shares Outstanding | 114.4 | 114.1 | 110.9 | 95.0 | 94.7 |
| Total Operating Income (Loss) Per Share | $ (0.71) | $ 1.09 | $ 0.85 | $ 1.09 | $ 0.82 |
| Net Income (Loss) Per Share | $ (6.35) | $ 1.03 | $ 0.86 | $ 1.14 | $ 0.91 |
| | | | | | |
| **Diluted** | | | | | |
| Weighted-Average Shares Outstanding and Dilutive Potential Common Shares [1] | 114.4 | 116.0 | 113.2 | 102.4 | 100.8 |
| Total Operating Income (Loss) Per Share | $ (0.71) | $ 1.07 | $ 0.83 | $ 1.01 | $ 0.77 |
| Net Income (Loss) Per Share | $ (6.35) | $ 1.01 | $ 0.84 | $ 1.06 | $ 0.86 |

(1) For the twelve months ended December 31, 2008, the weighted average common shares outstanding and dilutive potential common shares were 116.3 million, which were used to calculate operating income per share. For the calculation of net loss per share, dilutive potential shares were not included because their effect would have been anti-dilutive.

**The Phoenix Companies, Inc.**
**Consolidated Income Statement**
Fourth Quarter 2008 (unaudited)
*(amount in millions, except pershare data)*

*Quarters ended*

| | 2007 | | | | 2008 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | March | June | September | December | March | June | September | December |
| **Consolidated Income Statement** | | | | | | | | |
| Premiums | $ 194.7 | $ 193.1 | $ 197.5 | $ 213.0 | $ 180.2 | $ 191.3 | $ 195.2 | $ 199.2 |
| Fees | 119.3 | 124.4 | 124.9 | 148.3 | 149.7 | 154.4 | 157.8 | 160.3 |
| Net Investment Income | 271.3 | 257.5 | 255.9 | 252.9 | 245.5 | 244.4 | 216.5 | 203.1 |
| **Total Revenue** | **585.3** | **575.0** | **578.3** | **614.2** | **575.4** | **590.1** | **569.5** | **562.6** |
| Policy Benefits and Increase in Policy Liabilities | 322.2 | 321.9 | 331.9 | 342.5 | 335.8 | 327.0 | 336.6 | 371.5 |
| Policyholder Dividends | 97.2 | 91.6 | 97.1 | 89.7 | 89.2 | 95.5 | 68.9 | 74.1 |
| Policy Acquisition Cost Amortization | 41.7 | 43.6 | 46.4 | 61.1 | 46.0 | 59.0 | 72.1 | 257.7 |
| Controllable and Other Expenses | 66.0 | 76.7 | 55.5 | 70.7 | 79.3 | 72.5 | 64.9 | 66.5 |
| Interest on Company Debt | 9.5 | 11.6 | 11.5 | 11.6 | 10.2 | 8.8 | 8.8 | 8.9 |
| **Total Benefits and Expenses** | **536.6** | **545.4** | **542.4** | **575.6** | **560.5** | **562.8** | **551.3** | **778.7** |
| **Pre-tax Operating Income (Loss)** | **48.7** | **29.6** | **35.9** | **38.6** | **14.9** | **27.3** | **18.2** | **(216.1)** |
| Applicable Income Taxes (Benefit) | 14.3 | 0.1 | (5.4) | 19.9 | 5.8 | 8.0 | 10.8 | (98.7) |
| **Operating Income (Loss)** | **34.4** | **29.5** | **41.3** | **18.7** | **9.1** | **19.3** | **7.4** | **(117.4)** |
| Net Realized Investment Gains (Losses) | 12.2 | (1.3) | 0.9 | (20.2) | (14.6) | (8.7) | (17.0) | (48.3) |
| Earnings on CDOs Consolidated Under FIN-46R | 0.2 | (0.1) | 0.5 | 0.4 | 0.8 | 0.6 | (4.4) | (1.2) |
| Discontinued Operations | 1.9 | 2.8 | (7.9) | 4.3 | (9.7) | (5.0) | (325.5) | (211.4) |
| **Net Income (Loss)** | **$ 48.7** | **$ 30.9** | **$ 34.8** | **$ 3.2** | **$ (14.4)** | **$ 6.2** | **$ (339.5)** | **$ (378.3)** |
| **Earnings Per Share** | | | | | | | | |
| **Basic** | | | | | | | | |
| Weighted-Average Shares Outstanding | 113.8 | 114.1 | 114.2 | 114.2 | 114.3 | 114.4 | 114.4 | 114.4 |
| Total Operating Income (Loss) Per Share | $ 0.30 | $ 0.26 | $ 0.36 | $ 0.16 | $ 0.08 | $ 0.17 | $ 0.06 | $ (1.03) |
| Net Income (Loss) Per Share | $ 0.42 | $ 0.27 | $ 0.30 | $ 0.03 | $ (0.13) | $ 0.05 | $ (2.97) | $ (3.31) |
| **Diluted** | | | | | | | | |
| Weighted-Average Shares Outstanding and Dilutive Potential Common Shares [1] | 115.1 | 115.6 | 115.8 | 115.8 | 114.3 | 116.0 | 114.4 | 114.4 |
| Total Operating Income (Loss) Per Share | $ 0.30 | $ 0.26 | $ 0.36 | $ 0.16 | $ 0.08 | $ 0.17 | $ 0.06 | $ (1.03) |
| Net Income (Loss) Per Share | $ 0.42 | $ 0.27 | $ 0.30 | $ 0.03 | $ (0.13) | $ 0.05 | $ (2.97) | $ (3.31) |

(1) Effective the second quarter of 2008 the Alternative Retirement Solutions line of business was reclassified from annuities to other life. Comparable amounts have been adjusted for all periods presented.

**The Phoenix Companies, Inc.**
**Alternate Operating Income Statement**
**Details excluding Regulatory Closed Block**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

|  | December 31, | | | | |
|  | 2008 | 2007 | 2006 | 2005 | 2004 |
| --- | ---: | ---: | ---: | ---: | ---: |
| Premiums | $ 46.6 | $ 52.7 | $ 53.1 | $ 47.1 | $ 57.7 |
| Cost of insurance charges | 441.4 | 340.7 | 262.8 | 186.6 | 166.0 |
| Other fees | 165.7 | 160.5 | 135.5 | 142.1 | 171.6 |
| Surrender charges | 15.1 | 15.7 | 16.6 | 17.4 | 16.0 |
| Net investment income on assets backing liabilities | 361.9 | 387.2 | 409.6 | 449.9 | 455.4 |
| Net investment income on assets backing surplus | 24.5 | 78.8 | 74.1 | 53.4 | 18.4 |
| **Total Revenue** | **1,055.2** | **1,035.6** | **951.7** | **896.5** | **885.1** |
| Benefits paid | 459.3 | 433.0 | 450.9 | 433.5 | 461.0 |
| Increases (decreases) in reserves | (90.3) | (140.7) | (180.3) | (228.2) | (247.6) |
| Interest on policyholder funds | 154.3 | 157.0 | 171.8 | 191.2 | 201.6 |
| Policyholder dividends | 0.6 | 0.7 | 0.6 | 0.8 | 0.7 |
| Commissions and sales incentives, net of deferrals | 43.1 | 36.9 | 37.3 | 37.9 | 143.3 |
| Operating expenses, net of deferrals | 266.7 | 268.1 | 256.8 | 289.1 | 206.8 |
| Reinsurance allowance, net of deferrals | (13.0) | (13.4) | (12.3) | (11.4) | (20.4) |
| Premium taxes | 18.1 | 15.4 | 12.8 | 11.5 | 10.1 |
| Policy acquisition cost amortization | 434.8 | 192.8 | 149.2 | 114.5 | 110.6 |
| **Total Benefits and Expenses** | **1,273.6** | **949.8** | **886.8** | **838.9** | **866.1** |
| **Pre-tax Operating Income (Loss) excl.** | | | | | |
| **Regulatory Closed Block** | **(218.4)** | **85.8** | **64.9** | **57.6** | **19.0** |
| Pre-tax Operating Income - Regulatory Closed Block | 62.7 | 67.0 | 69.8 | 73.2 | 76.7 |
| **Total Pre-tax Operating Income (Loss)** | **(155.7)** | **152.8** | **134.7** | **130.8** | **95.7** |
| Income tax (benefit) | (74.1) | 28.9 | 40.8 | 27.8 | 18.2 |
| **Total Operating Income (Loss)** | **$ (81.6)** | **$ 123.9** | **$ 93.9** | **$ 103.0** | **$ 77.5** |

**The Phoenix Companies, Inc.**
**Alternate Operating Income Statement**
**Details excluding Regulatory Closed Block**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters ended*

| | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | **March** | **June** | **September** | **December** | **March** | **June** | **September** | **December** |
| Premiums | $ 12.0 | $ 10.0 | $ 11.4 | $ 19.3 | $ 4.7 | $ 12.4 | $ 15.2 | $ 14.3 |
| Cost of insurance charges | 76.4 | 79.6 | 85.9 | 98.8 | 103.0 | 106.4 | 113.7 | 118.3 |
| Other fees | 38.5 | 41.2 | 35.0 | 45.8 | 42.5 | 44.1 | 41.3 | 37.8 |
| Surrender charges | 4.4 | 3.6 | 4.0 | 3.7 | 4.2 | 3.9 | 2.8 | 4.2 |
| Net investment income on Assets backing liabilities | 97.3 | 97.1 | 97.5 | 95.3 | 91.8 | 88.8 | 90.0 | 91.3 |
| Net investment income on assets backing surplus | 23.5 | 20.3 | 17.6 | 17.4 | 12.8 | 14.4 | 7.5 | (10.2) |
| **Total Revenue** | **252.1** | **251.8** | **251.4** | **280.3** | **259.0** | **270.0** | **270.5** | **255.7** |
| Benefits paid | 102.1 | 114.3 | 115.0 | 101.6 | 126.3 | 111.9 | 94.0 | 127.1 |
| Increases (decreases) in reserves | (37.3) | (45.5) | (32.9) | (25.0) | (39.3) | (31.9) | (9.0) | (10.1) |
| Interest on policyholder funds | 39.7 | 39.5 | 37.9 | 39.9 | 39.1 | 39.1 | 38.7 | 37.4 |
| Policyholder dividends | 0.2 | 0.2 | 0.2 | 0.1 | 0.1 | 0.2 | 0.1 | 0.2 |
| Commissions and sales incentives, net of deferrals | 8.0 | 8.2 | 9.1 | 11.6 | 13.4 | 12.9 | 9.3 | 7.5 |
| Operating expenses, net of deferrals | 65.7 | 78.5 | 55.4 | 68.5 | 72.5 | 65.0 | 63.1 | 66.1 |
| Reinsurance allowance, net of deferrals | (3.3) | (3.3) | (3.0) | (3.8) | (3.4) | (2.5) | (4.3) | (2.8) |
| Premium taxes | 3.2 | 3.6 | 4.1 | 4.5 | 5.1 | 4.9 | 4.1 | 4.0 |
| Policy acquisition cost amortization | 41.7 | 43.6 | 46.4 | 61.1 | 46.0 | 59.0 | 72.1 | 257.7 |
| **Total Benefits and Expenses** | **220.0** | **239.1** | **232.2** | **258.5** | **259.8** | **258.6** | **268.1** | **487.1** |
| **Pre-tax Operating Income (Loss) excl. Regulatory Closed Block** | **32.1** | **12.7** | **19.2** | **21.8** | **(0.8)** | **11.4** | **2.4** | **(231.4)** |
| Pre-tax Operating Income – Regulatory Closed Block | 16.7 | 16.8 | 16.7 | 16.8 | 15.7 | 15.9 | 15.8 | 15.3 |
| **Total Pre-tax Operating Income (Loss)** | **48.8** | **29.5** | **35.9** | **38.6** | **14.9** | **27.3** | **18.2** | **(216.1)** |
| Income tax (benefit) | 14.3 | 0.1 | (5.4) | 19.9 | 5.8 | 8.0 | 10.8 | (98.7) |
| **Total Operating Income (Loss)** | **$ 34.5** | **$ 29.4** | **$ 41.3** | **$ 18.7** | **$ 9.1** | **$ 19.3** | **$ 7.4** | **$ (117.4)** |

**The Phoenix Companies, Inc.**
**Variable Universal Life Funds Under Management**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

| | December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Funds Under Management (FUM)** | | | | | |
| Deposits, excluding Private Placement | $ 142.2 | $ 153.8 | $ 149.0 | $ 171.4 | $ 185.4 |
| Surrenders, excluding Private Placement | (101.8) | (102.1) | (85.9) | (84.4) | (60.6) |
| Net Sales, excluding Private Placement | 40.4 | 51.7 | 63.1 | 87.0 | 124.8 |
| Private Placement, Net Sales | 68.6 | 50.4 | 1.0 | 36.7 | 45.3 |
| **Total Net Sales** | **109.0** | **102.1** | **64.1** | **123.7** | **170.1** |
| Deaths | (4.6) | (19.6) | (4.7) | (3.6) | (2.2) |
| Interest Credited | (716.7) | 195.3 | 259.9 | 141.5 | 170.0 |
| Acquisitions (Dispositions) | 11.2 | 218.8 | | | |
| Fees | (32.2) | (33.5) | (30.4) | (30.3) | (31.0) |
| Cost of Insurance | (85.1) | (79.9) | (75.8) | (74.6) | (72.4) |
| Change in FUM | (718.4) | 383.2 | 213.1 | 156.7 | 234.5 |
| Beginning Balance | 2,696.1 | 2,312.9 | 2,099.8 | 1,943.1 | 1,708.6 |
| **Ending Fund Balance** | **$ 1,977.7** | **$ 2,696.1** | **$ 2,312.9** | **$ 2,099.8** | **$ 1,943.1** |
| | | | | | |
| Gross Life Insurance In Force [1] | $ 24,934.5 | $ 24,714.2 | $ 24,164.6 | $ 24,767.7 | $ 25,382.0 |

(1)  2006, 2005 and 2004 face amounts updated to include the term rider face amounts for all variable universal life products.

**The Phoenix Companies, Inc.**
**Variable Universal Life Funds Under Management**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters ended*

| | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | **March** | **June** | **September** | **December** | **March** | **June** | **September** | **December** |
| **Funds Under Management (FUM)** | | | | | | | | |
| Deposits, excluding Private Placement | $ 40.2 | $ 34.7 | $ 32.7 | $ 46.2 | $ 38.1 | $ 34.7 | $ 34.0 | $ 35.4 |
| Surrenders, excluding Private Placement | (24.1) | (26.1) | (28.5) | (23.4) | (24.2) | (34.8) | (27.2) | (15.6) |
| Net Sales, excluding Private Placement | 16.1 | 8.6 | 4.2 | 22.8 | 13.9 | (0.1) | 6.8 | 19.8 |
| Private Placement, Net Sales | 8.8 | 10.8 | 6.4 | 24.4 | 3.8 | 41.9 | 11.9 | 11.0 |
| **Total Net Sales** | **24.9** | **19.4** | **10.6** | **47.2** | **17.7** | **41.8** | **18.7** | **30.8** |
| Deaths | (3.3) | (6.6) | (8.3) | (1.4) | (1.0) | (1.4) | (1.6) | (0.6) |
| Interest Credited | 58.1 | 112.7 | 25.9 | (1.4) | (116.9) | 11.3 | (250.1) | (361.0) |
| Acquisitions (Dispositions) | | | | 218.8 | | | 11.2 | |
| Fees | (8.1) | (8.4) | (7.1) | (9.9) | (8.8) | (9.2) | (7.5) | (6.7) |
| Cost of Insurance | (19.8) | (19.6) | (19.3) | (21.2) | (20.8) | (21.1) | (20.9) | (22.3) |
| Change in FUM | 51.8 | 97.5 | 1.8 | 232.1 | (129.8) | 21.4 | (250.2) | (359.8) |
| Beginning Balance | 2,312.9 | 2,364.7 | 2,462.2 | 2,464.0 | 2,696.1 | 2,566.3 | 2,587.7 | 2,337.5 |
| **Ending Fund Balance** | **$ 2,364.7** | **$ 2,462.2** | **$ 2,464.0** | **$ 2,696.1** | **$ 2,566.3** | **$ 2,587.7** | **$ 2,337.5** | **$ 1,977.7** |
| Gross Life Insurance In Force [1] | $24,320.5 | $24,171.0 | $24,138.8 | $24,714.2 | $24,796.6 | $24,845.0 | $24,760.0 | $24,934.5 |

(1)  2007 face amounts updated to include the term rider face amounts for all variable universal life products.

**The Phoenix Companies, Inc.**
**Universal Life / Interest Sensitive Funds Under Management**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2008** | | **2007** | | **2006** | | **2005** | | **2004** |
| **Funds Under Management (FUM)** | | | | | | | | | |
| Deposits | $ | 587.5 | $ | 540.9 | $ | 417.1 | $ | 297.8 | $ | 229.4 |
| Surrenders | | (118.8) | | (77.0) | | (84.7) | | (94.1) | | (126.2) |
| **Net Sales** | | **468.7** | | **463.9** | | **332.4** | | **203.7** | | **103.2** |
| Deaths | | (28.4) | | (22.9) | | (20.5) | | (22.3) | | (16.9) |
| Interest Credited | | 97.7 | | 86.3 | | 79.6 | | 78.7 | | 74.6 |
| Fees | | (51.5) | | (48.6) | | (36.6) | | (26.8) | | (23.5) |
| Cost of Insurance | | (354.4) | | (258.9) | | (184.9) | | (109.9) | | (90.7) |
| Change in FUM | | 132.1 | | 219.8 | | 170.0 | | 123.4 | | 46.7 |
| Beginning Balance | | 2,123.9 | | 1,904.1 | | 1,734.1 | | 1,610.7 | | 1,564.0 |
| **Ending Fund Balance** | $ | **2,256.0** | $ | **2,123.9** | $ | **1,904.1** | $ | **1,734.1** | $ | **1,610.7** |
| | | | | | | | | | | |
| Gross Life Insurance In Force | $ | 33,351.1 | $ | 27,358.2 | $ | 20,402.1 | $ | 16,303.0 | $ | 14,103.7 |

**The Phoenix Companies, Inc.**
**Universal Life / Interest Sensitive Funds Under Management**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters ended*

| | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | **March** | **June** | **September** | **December** | **March** | **June** | **September** | **December** |
| **Funds Under Management (FUM)** | | | | | | | | |
| Deposits | $ 92.3 | $ 100.2 | $ 146.4 | $ 202.0 | $ 179.1 | $ 149.7 | $ 133.6 | $ 125.1 |
| Surrenders | (21.9) | (19.3) | (16.2) | (19.6) | (19.7) | (23.9) | (19.8) | (55.4) |
| **Net Sales** | **70.4** | **80.9** | **130.2** | **182.4** | **159.4** | **125.8** | **113.8** | **69.7** |
| Deaths | (8.3) | (4.2) | (4.7) | (5.7) | (9.0) | (8.3) | (2.8) | (8.3) |
| Interest Credited | 21.0 | 21.0 | 21.3 | 23.0 | 23.8 | 24.3 | 24.7 | 24.9 |
| Fees | (8.2) | (8.9) | (12.8) | (18.7) | (16.4) | (13.4) | (11.5) | (10.2) |
| Cost of Insurance | (56.1) | (59.5) | (65.7) | (77.6) | (81.7) | (84.8) | (92.3) | (95.6) |
| Change in FUM | 18.8 | 29.3 | 68.3 | 103.4 | 76.1 | 43.6 | 31.9 | (19.5) |
| Beginning Balance | 1,904.1 | 1,922.9 | 1,952.2 | 2,020.5 | 2,123.9 | 2,200.0 | 2,243.6 | 2,275.5 |
| **Ending Fund Balance** | **$ 1,922.9** | **$ 1,952.2** | **$ 2,020.5** | **$ 2,123.9** | **$ 2,200.0** | **$ 2,243.6** | **$ 2,275.5** | **$ 2,256.0** |
| | | | | | | | | |
| Gross Life Insurance In Force | $21,311.6 | $22,575.0 | $24,422.2 | $27,358.2 | $29,774.2 | $31,298.0 | $32,610.0 | $33,351.1 |

**The Phoenix Companies, Inc.**
**Life and Private Placement Sales**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2008** | | **2007** | | **2006** | | **2005** | | **2004** |
| **Life Insurance Sales** | | | | | | | | | |
| **Wholesaler Channel** | | | | | | | | | |
| Variable Universal Life | $ | 26.7 | $ | 21.9 | $ | 16.7 | $ | 16.1 | $ | 18.2 |
| Universal Life/Interest Sensitive | | 229.9 | | 308.2 | | 221.9 | | 104.4 | | 47.5 |
| Term Life | | 21.6 | | 22.2 | | 20.3 | | 16.4 | | 15.3 |
| Life Insurance Annualized Premium [1] | | 278.2 | | 352.3 | | 258.9 | | 136.9 | | 81.0 |
| | | | | | | | | | |
| Variable Universal Life | | 9.3 | | 8.0 | | 8.6 | | 6.4 | | 10.8 |
| Universal Life/Interest Sensitive | | 54.2 | | 65.0 | | 61.8 | | 49.2 | | 53.2 |
| Life Insurance Single Premium | | 63.5 | | 73.0 | | 70.4 | | 55.6 | | 64.0 |
| | | | | | | | | | |
| Variable Universal Life | | 36.0 | | 29.9 | | 25.3 | | 22.5 | | 29.0 |
| Universal Life/Interest Sensitive | | 284.1 | | 373.2 | | 283.7 | | 153.6 | | 100.7 |
| Term Life | | 21.6 | | 22.2 | | 20.3 | | 16.4 | | 15.3 |
| Total Wholesaler Life Insurance Premium [2] | $ | 341.7 | $ | 425.3 | $ | 329.3 | $ | 192.5 | $ | 145.0 |
| | | | | | | | | | |
| Gross Life Insurance in Force | $ 166,781.0 | | $ 156,889.0 | | $ 144,139.0 | | $ 134,780.0 | | $ 127,466.0 | |
| | | | | | | | | | |
| Average face amount for life insurance sales | $ | 1.0 | $ | 1.2 | $ | 1.2 | $ | 1.1 | $ | 1.0 |
| | | | | | | | | | |
| **Private Placement Life and Annuity Deposits** | | | | | | | | | |
| Variable Universal Life (annualized and single) | $ | 104.5 | $ | 59.2 | $ | 33.5 | $ | 46.5 | $ | 60.1 |
| Annuity | | 198.2 | | 399.7 | | 1,020.2 | | 773.8 | | 152.6 |
| Total Private Placement Life and Annuity Deposits | $ | 302.7 | $ | 458.9 | $ | 1,053.7 | $ | 820.3 | $ | 212.7 |
| | | | | | | | | | |
| **Private Placement Funds Under Management (FUM)** | $ | 4,073.9 | $ | 5,039.2 | $ | 4,055.5 | $ | 2,776.4 | $ | 1,898.5 |

(1)  Annualized Premium represents first year premiums on an annual basis.

(2)  Total Premium represents Annualized and Single premiums.

**The Phoenix Companies, Inc.**
**Life and Private Placement Sales**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters ended*

| | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | **March** | **June** | **September** | **December** | **March** | **June** | **September** | **December** |
| **Life Insurance Sales** | | | | | | | | |
| | | | | | | | | |
| **Wholesaler Channel** | | | | | | | | |
| Variable Universal Life | $ 6.4 | $ 4.7 | $ 5.1 | $ 5.7 | $ 6.8 | $ 5.5 | $ 6.7 | $ 7.7 |
| Universal Life/Interest Sensitive | 40.2 | 53.4 | 86.7 | 127.9 | 101.4 | 58.3 | 43.5 | 26.7 |
| Term Life | 5.5 | 5.2 | 4.4 | 7.1 | 5.0 | 5.1 | 5.6 | 5.9 |
| Life Insurance Annualized Premium [1] | 52.1 | 63.3 | 96.2 | 140.7 | 113.2 | 68.9 | 55.8 | 40.3 |
| | | | | | | | | |
| Variable Universal Life | 2.4 | 1.6 | 1.2 | 2.8 | 1.1 | 1.4 | 2.7 | 4.1 |
| Universal Life/Interest Sensitive | 7.8 | 12.3 | 18.9 | 26.0 | 11.2 | 11.5 | 14.5 | 17.0 |
| Life Insurance Single Premium | 10.2 | 13.9 | 20.1 | 28.8 | 12.3 | 12.9 | 17.2 | 21.1 |
| | | | | | | | | |
| Variable Universal Life | 8.8 | 6.3 | 6.3 | 8.5 | 7.9 | 6.9 | 9.4 | 11.8 |
| Universal Life/Interest Sensitive | 48.0 | 65.7 | 105.6 | 153.9 | 112.6 | 69.8 | 58.0 | 43.7 |
| Term Life | 5.5 | 5.2 | 4.4 | 7.1 | 5.0 | 5.1 | 5.6 | 5.9 |
| Total Wholesaler Life Insurance Premium [2] | $ 62.3 | $ 77.2 | $ 116.3 | $ 169.5 | $ 125.5 | $ 81.8 | $ 73.0 | $ 61.4 |
| | | | | | | | | |
| Gross Life Insurance in Force | $ 146,355 | $ 148,572 | $ 151,282 | $ 156,889 | $ 160,354 | $ 162,872 | $ 165,118 | $ 166,781 |
| | | | | | | | | |
| Average face amount for life insurance sales | $ 1.2 | $ 1.1 | $ 1.2 | $ 1.2 | $ 1.3 | $ 1.2 | $ 1.0 | $ 1.0 |
| | | | | | | | | |
| **Private Placement Life and Annuity Deposits** | | | | | | | | |
| Variable Universal Life (annualized and single) | $ 11.4 | $ 13.2 | $ 7.6 | $ 27.0 | $ 13.8 | $ 56.2 | $ 12.2 | $ 22.3 |
| Annuity | 54.2 | 146.7 | 47.5 | 151.3 | 27.8 | 52.6 | 94.1 | 23.7 |
| Total Private Placement Life and Annuity Deposits | $ 65.6 | $ 159.9 | $ 55.1 | $ 178.3 | $ 41.6 | $ 108.8 | $ 106.3 | $ 46.0 |
| | | | | | | | | |
| **Private Placement Funds Under Management (FUM)** | $ 4,185.0 | $ 4,539.2 | $ 4,561.7 | $ 5,039.2 | $ 5,016.0 | $ 5,259.4 | $ 5,091.7 | $ 4,073.9 |

(1)  Annualized Premium represents first year premiums on an annual basis.

(2)  Total Premium represents Annualized and Single premiums.

**The Phoenix Companies, Inc.**
**Annuities Funds Under Management**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| **Funds Under Management (FUM)** | | | | | |
| Deposits, excluding Discontinued Products and Private Placement | $ 622.5 | $ 627.0 | $ 414.7 | $ 312.9 | $ 423.3 |
| Surrenders, excluding Discontinued Products and Private Placement | (511.2) | (609.2) | (690.2) | (584.4) | (490.8) |
| Net Sales, excluding Discontinued Products and Private Placement | 111.3 | 17.8 | (275.5) | (271.5) | (67.5) |
| Net Sales, Private Placement | (386.6) | 228.4 | 807.4 | 587.9 | 121.9 |
| Net Sales, Discontinued Products | (289.3) | (327.7) | (684.1) | (383.8) | (186.3) |
| **Total Net Sales** | **(564.6)** | **(81.5)** | **(152.2)** | **(67.4)** | **(131.9)** |
| Deaths | (75.4) | (77.3) | (87.0) | (80.2) | (81.6) |
| Interest Credited | (1,622.9) | 783.3 | 949.6 | 545.8 | 628.2 |
| Fees | (70.0) | (72.6) | (70.9) | (63.0) | (59.8) |
| Change in FUM | (2,332.9) | 551.9 | 639.5 | 335.2 | 354.9 |
| Beginning Balance | 9,229.5 | 8,677.6 | 8,038.1 | 7,702.9 | 7,348.0 |
| **Ending Fund Balance** | **$ 6,896.6** | **$ 9,229.5** | **$ 8,677.6** | **$ 8,038.1** | **$ 7,702.9** |
| VA Funds in Guaranteed Interest Accounts [1] | $ 664.9 | $ 809.3 | $ 1,030.8 | $ 1,553.8 | $ 1,939.1 |
| Private Placements Funds [1] | $ 3,161.1 | $ 3,963.2 | $ 3,302.8 | $ 2,099.3 | $ 1,297.9 |
| Discontinued Funds [1] | $ 644.8 | $ 946.6 | $ 1,263.3 | $ 1,727.1 | $ 2,080.3 |

(1) Amounts are included in the Annuities Funds Under Management (FUM) table above.

**The Phoenix Companies, Inc.**
**Annuities Funds Under Management**
Fourth Quarter 2008 (unaudited)
*(in millions)*

*Quarters ended*

|  | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
|  | March | June | September | December | March | June | September | December |
| **Funds Under Management (FUM)** | | | | | | | | |
| Deposits, excluding Discontinued Products and Private Placement | $ 131.3 | $ 158.6 | $ 140.7 | $ 196.4 | $ 169.1 | $ 176.0 | $ 154.4 | $ 123.0 |
| Surrenders, excluding Discontinued Products and Private Placement | (159.0) | (149.5) | (151.5) | (149.2) | (136.1) | (134.2) | (119.7) | (121.2) |
| Net Sales, excluding Discontinued Products and Private Placement | (27.7) | 9.1 | (10.8) | 47.2 | 33.0 | 41.8 | 34.7 | 1.8 |
| Net Sales, Private Placement | 29.0 | 124.2 | (41.4) | 116.6 | (79.0) | (10.2) | 18.7 | (316.1) |
| Net Sales, Discontinued Products | (73.9) | (120.8) | (81.6) | (51.4) | (116.1) | (54.5) | (69.9) | (48.8) |
| **Total Net Sales** | **(72.6)** | **12.5** | **(133.8)** | **112.4** | **(162.1)** | **(22.9)** | **(16.5)** | **(363.1)** |
| Deaths | (21.2) | (22.8) | (17.6) | (15.7) | (23.0) | (17.5) | (20.5) | (14.4) |
| Interest Credited | 169.6 | 372.5 | 151.6 | 89.6 | (215.8) | 214.6 | (484.4) | (1,137.3) |
| Fees | (17.8) | (17.6) | (17.0) | (20.2) | (18.6) | (20.0) | (17.8) | (13.6) |
| Change in FUM | 58.0 | 344.6 | (16.8) | 166.1 | (419.5) | 154.2 | (539.2) | (1,528.4) |
| Beginning Balance | 8,677.6 | 8,735.6 | 9,080.2 | 9,063.4 | 9,229.5 | 8,810.0 | 8,964.2 | 8,425.0 |
| **Ending Fund Balance** | **$ 8,735.6** | **$ 9,080.2** | **$ 9,063.4** | **$ 9,229.5** | **$ 8,810.0** | **$ 8,964.2** | **$ 8,425.0** | **$ 6,896.6** |
| VA Funds in Guaranteed Interest Accounts [1] | $ 955.9 | $ 891.7 | $ 832.2 | $ 809.3 | $ 794.8 | $ 770.5 | $ 715.1 | $ 664.9 |
| Private Placements Funds [1] | $ 3,403.2 | $ 3,714.7 | $ 3,744.0 | $ 3,963.2 | $ 3,935.2 | $ 4,131.6 | $ 4,047.7 | $ 3,161.1 |
| Discontinued Funds [1] | $ 1,190.0 | $ 1,072.0 | $ 993.8 | $ 946.6 | $ 827.3 | $ 772.9 | $ 698.4 | $ 644.8 |

(1) Amounts are included in the Annuities funds under management (FUM) table above.

**The Phoenix Companies, Inc.**
**Supplementary Life and Annuity Information**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| **Deferred Acquisition Costs** | | | | | |
| Variable Universal Life | $ 336.9 | $ 367.2 | $ 371.3 | $ 353.0 | $ 332.5 |
| Universal Life | 970.4 | 796.7 | 529.8 | 354.7 | 262.0 |
| Variable Annuities | 166.0 | 282.6 | 275.0 | 281.3 | 299.0 |
| Fixed Annuities | 6.5 | 12.8 | 20.3 | 38.8 | 46.0 |
| Participating | 478.6 | 566.9 | 559.0 | 544.2 | 577.0 |
| Offset for Unrealized Investment (Gains) Losses | 773.0 | 63.7 | 0.2 | (16.0) | (86.6) |
| Total | $2,731.4 | $ 2,089.9 | $ 1,755.6 | $ 1,556.0 | $ 1,429.9 |
| | | | | | |
| **Variable Annuity Guaranteed Minimum Death Benefits** | | | | | |
| Death Benefit in Excess of Fund Value | $1,105.5 | $ 202.4 | $ 238.8 | $ 335.5 | $ 441.1 |
| Death Benefit in Excess of Fund Value, Net of Reinsurance | 709.6 | 46.6 | 51.4 | 82.1 | 123.5 |
| Statutory Reserve, Net of Reinsurance | 39.0 | 12.9 | 13.2 | 13.8 | 15.0 |
| | | | | | |
| **Variable Annuity Guaranteed Income Benefits** | | | | | |
| Account Balance | $ 464.1 | $ 716.8 | $ 620.1 | $ 465.8 | $ 344.8 |
| Statutory Reserve | 34.7 | 6.9 | 4.4 | 2.2 | 0.8 |
| | | | | | |
| **Variable Annuity Guaranteed Accumulation Benefits** | | | | | |
| Account Balance | $ 335.6 | $ 389.8 | $ 210.6 | $ 72.6 | |
| Statutory Reserve | 4.3 | 2.3 | 0.8 | 0.3 | |
| | | | | | |
| **Variable Annuity Guaranteed Withdrawal Benefits** | | | | | |
| Account Balance | $ 413.2 | $ 214.6 | $ 30.1 | $ 1.1 | |
| Statutory Reserve | 3.5 | 0.7 | 0.1 | | |
| | | | | | |
| **Variable Annuity Guaranteed Payout Annuity Floor** | | | | | |
| Account Balance | $ 22.7 | $ 43.4 | $ 49.8 | $ 49.9 | |
| Statutory Reserve | 11.2 | 2.2 | 2.1 | 1.9 | |

**The Phoenix Companies, Inc.**
**Supplementary Life and Annuity Information**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters ended*

| | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | March | June | September | December | March | June | September | December |
| **Deferred Acquisition Costs** | | | | | | | | |
| Variable Universal Life | $ 371.0 | $ 369.2 | $ 366.5 | $ 367.2 | $ 366.3 | $ 362.0 | $ 361.3 | $ 336.9 |
| Universal Life | 563.9 | 601.2 | 673.7 | 796.7 | 889.6 | 938.4 | 957.5 | 970.4 |
| Variable Annuities | 275.9 | 283.3 | 286.1 | 282.6 | 285.8 | 290.6 | 287.0 | 166.0 |
| Fixed Annuities | 19.4 | 17.3 | 15.4 | 12.8 | 10.1 | 9.0 | 8.0 | 6.5 |
| Participating | 561.8 | 564.3 | 565.3 | 566.9 | 576.7 | 578.8 | 583.4 | 478.6 |
| Offset for Unrealized Investment Gains and Losses | (5.1) | 31.9 | 48.7 | 63.7 | 107.4 | 172.2 | 263.3 | 773.0 |
| Total | $ 1,786.9 | $ 1,867.2 | $ 1,955.7 | $ 2,089.9 | $ 2,235.9 | $ 2,351.0 | $ 2,460.5 | $ 2,731.4 |
| | | | | | | | | |
| **Variable Annuity Guaranteed Minimum Death Benefits** | | | | | | | | |
| Death Benefit in Excess of Fund Value | $ 225.2 | $ 199.9 | $ 189.3 | $ 202.4 | $ 336.3 | $ 342.3 | $ 634.6 | $ 1,105.5 |
| Death Benefit in Excess of Fund Value, Net of Reinsurance | 48.3 | 40.7 | 37.2 | 46.6 | 135.9 | 146.1 | 362.6 | 709.6 |
| Statutory Reserve, Net of Reinsurance | 13.2 | 12.9 | 12.6 | 12.9 | 14.6 | 14.8 | 20.6 | 39.0 |
| | | | | | | | | |
| **Variable Annuity Guaranteed Income Benefits** | | | | | | | | |
| Account Balance | $ 654.5 | $ 702.4 | $ 695.3 | $ 716.8 | $ 659.7 | $ 648.8 | $ 570.1 | $ 464.1 |
| Statutory Reserve | 5.0 | 5.6 | 6.2 | 6.9 | 7.7 | 8.5 | 13.2 | 34.7 |
| | | | | | | | | |
| **Variable Annuity Guaranteed Accumulation Benefits** | | | | | | | | |
| Account Balance | $ 246.9 | $ 302.5 | $ 324.2 | $ 389.8 | $ 389.4 | $ 430.3 | $ 404.4 | $ 335.6 |
| Statutory Reserve | 1.1 | 1.5 | 1.8 | 2.3 | 2.8 | 3.3 | 10.8 | 4.3 |
| | | | | | | | | |
| **Variable Annuity Guaranteed Withdrawal Benefits** | | | | | | | | |
| Account Balance | $ 49.1 | $ 81.6 | $ 103.7 | $ 214.6 | $ 282.9 | $ 372.9 | $ 407.2 | $ 413.2 |
| Statutory Reserve | 0.1 | 0.2 | 0.4 | 0.7 | 1.2 | 1.9 | 3.4 | 3.5 |
| | | | | | | | | |
| **Variable Annuity Guaranteed Payout Annuity Floor** | | | | | | | | |
| Account Balance | $ 47.5 | $ 47.6 | $ 46.6 | $ 43.4 | $ 37.6 | $ 34.9 | $ 30.3 | $ 22.7 |
| Statutory Reserve | 2.2 | 1.9 | 2.0 | 2.2 | 3.8 | 3.7 | 6.2 | 11.2 |

**The Phoenix Companies, Inc.**
**Consolidated Statement of Income - GAAP Format** [1]
Fourth Quarter 2008 (unaudited)
*($ in millions)*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| **Revenues** | | | | | |
| Premiums | $ 765.9 | $ 798.3 | $ 839.7 | $ 928.7 | $ 990.6 |
| Insurance, Investment Management and Product Fees | 622.6 | 516.4 | 414.1 | 341.2 | 350.2 |
| Net Investment Income | 915.6 | 1,058.8 | 1,048.5 | 1,098.6 | 1,073.1 |
| Unrealized Gain on Trading Equity Securities | | | | | 85.9 |
| Net Realized Investment Gains (Losses) | (295.8) | (6.0) | 75.2 | 34.6 | 8.0 |
| Total Revenues | 2,008.3 | 2,367.5 | 2,377.5 | 2,403.1 | 2,507.8 |
| | | | | | |
| **Benefits and Expenses** | | | | | |
| Policy Benefits and Increase in Policy Liabilities | 1,370.9 | 1,318.5 | 1,341.1 | 1,376.7 | 1,422.2 |
| Policyholder Dividends | 207.5 | 380.0 | 399.1 | 364.4 | 404.7 |
| Policy Acquisition Cost Amortization | 409.0 | 193.0 | 145.8 | 132.1 | 110.2 |
| Interest Expense on Indebtedness | 36.7 | 44.2 | 49.2 | 46.6 | 40.8 |
| Interest Expense on Non-recourse Collateralized Obligations | 11.8 | 15.4 | 18.7 | 29.4 | 33.6 |
| Other Operating Expenses | 263.7 | 277.9 | 258.2 | 300.0 | 355.8 |
| Total Expenses | 2,299.6 | 2,229.0 | 2,212.1 | 2,249.2 | 2,367.3 |
| | | | | | |
| Income (Loss) from Continuing Operations before Income Taxes | (291.3) | 138.5 | 165.4 | 153.9 | 140.5 |
| Applicable Income Taxes (Benefit) | (116.9) | 21.9 | 51.6 | 44.9 | 49.9 |
| Income (Loss) from Continuing Operations before equity in undistributed losses of affiliates | (174.4) | 116.6 | 113.8 | 109.0 | 90.6 |
| Equity in undistributed losses of affiliates | | | | | (10.4) |
| | | | | | |
| Income (Loss) from Continuing Operations | (174.4) | 116.6 | 113.8 | 109.0 | 80.2 |
| Discontinued Operations: | | | | | |
| Income (Loss) from Discontinued Operations | (551.6) | 1.0 | (18.5) | (0.6) | 6.2 |
| | | | | | |
| Net Income (Loss) | $ (726.0) | $ 117.6 | $ 95.3 | $ 108.4 | $ 86.4 |

(1)  Certain reclassifications have been made to prior periods to conform with the current presentation.

**The Phoenix Companies, Inc.**
**Consolidated Statement of Income - GAAP Format** [1]
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters Ended*

| | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | March | June | September | December | March | June | September | December |
| **Revenues** | | | | | | | | |
| Premiums | $ 194.7 | $ 193.1 | $ 197.5 | $ 213.0 | $ 180.2 | $ 191.3 | $ 195.2 | $ 199.2 |
| Insurance, Investment Management and Product Fees | 119.2 | 124.1 | 124.9 | 148.2 | 149.6 | 154.2 | 157.8 | 161.0 |
| Net Investment Income | 276.0 | 262.6 | 260.7 | 259.5 | 248.2 | 246.0 | 218.0 | 203.4 |
| Net Realized Investment Gains (Losses) | 24.4 | (2.3) | 4.1 | (32.2) | (46.7) | (25.5) | (59.7) | (163.9) |
| Total Revenues | 614.3 | 577.5 | 587.2 | 588.5 | 531.3 | 566.0 | 511.3 | 399.7 |
| | | | | | | | | |
| **Benefits and Expenses** | | | | | | | | |
| Policy Benefits and Increase in Policy Liabilities | 322.2 | 321.9 | 331.9 | 342.5 | 335.8 | 327.0 | 336.6 | 371.5 |
| Policyholder Dividends | 103.8 | 90.3 | 98.1 | 87.8 | 73.7 | 86.0 | 43.4 | 4.4 |
| Policy Acquisition Cost Amortization | 41.3 | 43.9 | 46.8 | 61.0 | 40.0 | 55.6 | 68.0 | 245.4 |
| Interest Expense on Indebtedness | 9.5 | 11.6 | 11.5 | 11.6 | 10.2 | 8.8 | 8.8 | 8.9 |
| Interest Expense on Non-recourse Collateralized Obligations | 4.0 | 4.1 | 3.9 | 3.4 | 3.2 | 1.9 | 5.6 | 1.1 |
| Other Operating Expenses | 68.5 | 78.1 | 57.1 | 74.2 | 75.2 | 72.1 | 59.9 | 56.5 |
| Total Expenses | 549.3 | 549.9 | 549.3 | 580.5 | 538.1 | 551.4 | 522.3 | 687.8 |
| | | | | | | | | |
| Income (Loss) from Continuing Operations before Income Taxes | 65.0 | 27.6 | 37.9 | 8.0 | (6.8) | 14.6 | (11.0) | (288.1) |
| Applicable Income Taxes (Benefit) | 19.0 | 1.3 | (7.5) | 9.1 | (2.1) | 3.4 | 2.9 | (121.1) |
| | | | | | | | | |
| Income (Loss) from Continuing Operations | 46.0 | 26.3 | 45.4 | (1.1) | (4.7) | 11.2 | (13.9) | (167.0) |
| Discontinued Operations: Income (Loss) from Discontinued Operations | 2.7 | 4.6 | (10.5) | 4.2 | (9.7) | (5.0) | (325.6) | (211.3) |
| | | | | | | | | |
| Net Income (Loss) | $ 48.7 | $ 30.9 | $ 34.9 | $ 3.1 | $ (14.4) | $ 6.2 | $ (339.5) | $ (378.3) |

(1) Certain reclassifications have been made to prior periods to conform with the current presentation.

**The Phoenix Companies, Inc.**
**Condensed Consolidated Balance Sheet**
Fourth Quarter 2008 (unaudited)
*($ in millions, except par value)*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| **ASSETS:** | | | | | |
| Available-for-Sale Debt Securities, at fair value | $ 9,831.0 | $11,970.0 | $12,696.8 | $13,404.6 | $13,476.3 |
| Available-for-Sale Equity Securities, at fair value | 25.2 | 191.8 | 173.6 | 169.6 | 291.4 |
| Trading Equity Securities, at fair value | | | | | 87.3 |
| Policy Loans, at unpaid principal balances | 2,535.7 | 2,380.5 | 2,322.0 | 2,245.0 | 2,196.7 |
| Venture Capital Partnerships, at equity in net assets | 200.8 | 173.7 | 116.8 | 145.1 | 255.3 |
| Other Investments | 616.9 | 507.3 | 433.3 | 450.8 | 591.1 |
| Fair value option investments | 84.1 | | | | |
| | 13,293.7 | 15,223.3 | 15,742.5 | 16,415.1 | 16,898.1 |
| Available-for-Sale Debt and Equity Securities Pledged as Collateral, at fair value | 148.0 | 219.1 | 267.8 | 304.4 | 1,278.8 |
| **Total Investments** | **13,441.7** | **15,442.4** | **16,010.3** | **16,719.5** | **18,176.9** |
| Cash and Cash Equivalents | 381.1 | 541.2 | 371.1 | 277.7 | 385.1 |
| Accrued Investment Income | 203.4 | 209.6 | 215.8 | 225.8 | 222.3 |
| Receivables | 411.5 | 321.4 | 192.1 | 123.7 | 106.9 |
| Deferred Policy Acquisition Costs | 2,731.4 | 2,089.9 | 1,755.6 | 1,556.0 | 1,429.9 |
| Deferred Income Taxes | 456.7 | 53.9 | 53.2 | 88.1 | 83.6 |
| Goodwill | 30.1 | 30.1 | 16.7 | 13.3 | 10.3 |
| Other Assets | 182.7 | 909.5 | 952.8 | 1,018.1 | 1,061.6 |
| Separate Account Assets | 7,930.2 | 10,820.3 | 9,458.6 | 7,722.2 | 6,950.3 |
| **Total Assets** | **$25,768.8** | **$30,418.3** | **$29,026.2** | **$27,744.4** | **$28,426.9** |
| | | | | | |
| **LIABILITIES:** | | | | | |
| Policy Liabilities and Accruals | $14,008.8 | $14,002.4 | $13,525.7 | $13,246.2 | $13,132.4 |
| Policyholder Deposit Funds | 1,616.6 | 1,808.9 | 2,228.4 | 3,060.7 | 3,492.4 |
| Indebtedness | 458.0 | 627.7 | 628.2 | 659.9 | 665.8 |
| Stock Purchase Contracts | | | | | 131.9 |
| Other Liabilities | 645.0 | 562.1 | 609.8 | 658.4 | 676.5 |
| Non-recourse Collateralized Obligations | 245.2 | 317.9 | 344.0 | 389.9 | 1,355.2 |
| Separate Account Liabilities | 7,930.2 | 10,820.3 | 9,458.6 | 7,722.2 | 6,950.3 |
| **Total Liabilities** | **24,903.8** | **28,139.3** | **26,794.7** | **25,737.3** | **26,404.5** |
| | | | | | |
| **STOCKHOLDERS' EQUITY:** | | | | | |
| Common stock, $.01 par value, 1.0 billion shares authorized; 114,416,512 shares outstanding (December 31, 2008) | 1.3 | 1.3 | 1.3 | 1.1 | 1.0 |
| Additional paid-in capital | 2,626.4 | 2,616.1 | 2,600.3 | 2,437.6 | 2,431.6 |
| Accumulated Deficit | (839.5) | (20.7) | (115.9) | (193.1) | (285.7) |
| Treasury stock, at cost: 12,338,564 shares (December 31, 2008) | (179.5) | (179.5) | (179.5) | (179.5) | (182.6) |
| Accumulated Other Comprehensive Loss | (743.7) | (138.2) | (74.7) | (59.0) | 58.1 |
| **Total Stockholders' Equity** | **865.0** | **2,279.0** | **2,231.5** | **2,007.1** | **2,022.4** |
| **Total Liabilities, Minority Interest and Stockholders' Equity** | **$25,768.8** | **$30,418.3** | **$29,026.2** | **$27,744.4** | **$28,426.9** |

**The Phoenix Companies, Inc.**
**General Account Investment Portfolio Summary** [1]
Fourth Quarter 2008 (unaudited)
*($ millions)*

| | Total Debt Securities | | Public Debt Securities | | Private Debt Securities | |
|---|---|---|---|---|---|---|
| **Debt Securities by Credit Quality (Carrying Value)** | **12/31/08** | **12/31/07** | **12/31/08** | **12/31/07** | **12/31/08** | **12/31/07** |
| AAA/AA/A | $ 6,124.7 | $ 7,473.6 | $ 4,801.8 | $ 5,950.6 | $ 1,322.9 | $ 1,523.0 |
| BBB | 2,901.2 | 3,567.7 | 1,584.7 | 1,997.9 | 1,316.5 | 1,569.8 |
| Total Investment Grade | 9,025.9 | 11,041.3 | 6,386.5 | 7,948.5 | 2,639.4 | 3,092.8 |
| BB | 475.3 | 604.3 | 347.3 | 507.7 | 128.0 | 96.6 |
| B | 212.4 | 227.3 | 112.6 | 179.3 | 99.8 | 48.0 |
| CCC and Lower | 103.7 | 84.0 | 70.4 | 33.8 | 33.3 | 50.2 |
| In or Near Default | 13.7 | 13.1 | 3.8 | 6.1 | 9.9 | 7.0 |
| Total Debt Securities | $ 9,831.0 | $11,970.0 | $ 6,920.6 | $ 8,675.4 | $ 2,910.4 | $ 3,294.6 |
| | | | | | | |
| % Below Investment Grade | 8.2% | 7.8% | 7.7% | 8.4% | 9.3% | 6.1% |

**Unrealized Gains and Losses**
 **on Debt and Equity Securities**
As of 12/31/08

| | Total | | Outside Closed Block | | Closed Block | |
|---|---|---|---|---|---|---|
| | **Gains** | **Losses** | **Gains** | **Losses** | **Gains** | **Losses** |
| Total Debt Securities | $ 108.3 | $ (1,753.5) | $ 33.3 | $ (893.2) | $ 75.0 | $ (860.3) |
| Equity Securities | 1.1 | (0.2) | 1.1 | (0.1) | | (0.1) |
| Total Unrealized Gains (Losses) | 109.4 | (1,753.7) | 34.4 | (893.3) | 75.0 | (860.4) |
| | | | | | | |
| Applicable PDO | 75.0 | (156.7) | | | 75.0 | (156.7) |
| Applicable DAC (Credit) | 14.5 | (787.4) | 14.5 | (490.2) | | (297.2) |
| Applicable Deferred Income Tax (Benefit) | 7.0 | (283.4) | 7.0 | (141.1) | | (142.3) |
| Total Offsets to Net Unrealized Gains (Losses) | 96.5 | (1,227.5) | 21.5 | (631.3) | 75.0 | (596.2) |
| Net Unrealized Gains (Losses) | $ 12.9 | $ (526.2) | $ 12.9 | $ (262.0) | $ 0.0 | $ (264.2) |
| Net Unrealized Losses | $ (513.3) | | $ (249.1) | | $ (264.2) | |

(1)  Excludes debt and equity securities pledged as collateral.

**The Phoenix Companies, Inc.**
**General Account GAAP Net Investment Income Yields** [1]
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters ended*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| **GAAP Net Investment Income** | | | | | |
| Debt Securities | $ 706.6 | $ 774.4 | $ 800.7 | $ 804.6 | $ 772.1 |
| Equity Securities | 4.3 | 8.2 | 7.0 | 7.5 | 4.5 |
| Mortgages | 1.0 | 1.7 | 6.2 | 20.2 | 22.5 |
| Policy Loans | 187.0 | 179.5 | 169.3 | 165.8 | 167.1 |
| Venture Capital | (4.7) | 27.0 | 3.3 | 23.8 | 25.5 |
| Cash & Cash Equivalents | 7.5 | 18.8 | 16.3 | 7.6 | 4.9 |
| Other Income | 3.8 | 8.3 | | | |
| Other Investments [2] | 13.4 | 43.9 | 40.0 | 47.8 | 48.8 |
| Total Cash and Invested Assets | 918.9 | 1,061.8 | 1,042.8 | 1,077.3 | 1,045.4 |
| Discontinued Operations | 3.0 | 9.1 | 8.1 | 6.5 | 4.5 |
| Investment Expenses | 8.2 | 9.6 | 5.3 | 4.4 | 7.0 |
| Total Net Investment Income | $ 907.7 | $ 1,043.1 | $ 1,029.4 | $ 1,066.4 | $ 1,033.9 |
| | | | | | |
| **Annualized Yields** | | | | | |
| | | | | | |
| Debt Securities | 7.1% | 6.6% | 6.5% | 6.2% | 5.9% |
| Equity Securities | 4.6% | 4.1% | 3.7% | 3.0% | 1.3% |
| Mortgages | 8.7% | 11.0% | 8.1% | 15.3% | 11.0% |
| Policy Loans | 7.7% | 7.9% | 7.6% | 7.7% | 7.9% |
| Venture Capital | -2.3% | 17.3% | 2.7% | 12.8% | 10.9% |
| Cash & Cash Equivalents | 2.2% | 4.1% | 4.7% | 5.2% | 1.1% |
| Other Investments [2] | 2.4% | 11.6% | 13.6% | 16.4% | 7.5% |
| Total Cash and Invested Assets | 6.8% | 7.0% | 6.7% | 6.6% | 6.1% |
| | | | | | |
| Investment Expenses and Discontinued Operations | 0.1% | 0.1% | 0.1% | 0.1% | 0.1% |
| Total Net Investment Income yields | 6.7% | 6.9% | 6.6% | 6.6% | 6.1% |

(1)  Excludes debt and equity securities pledged as collateral.

(2)  Includes real estate, affiliates and other invested assets.

**The Phoenix Companies, Inc.**
**General Account GAAP Net Investment Income Yields [1]**
Fourth Quarter 2008 (unaudited)
*($ in millions)*

*Quarters ended*

| | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | March | June | September | December | March | June | September | December |
| **GAAP Net Investment Income** | | | | | | | | |
| Debt Securities | $ 194.0 | $ 194.9 | $ 195.7 | $ 189.8 | $ 183.3 | $ 178.0 | $ 175.7 | $ 169.4 |
| Equity Securities | 2.4 | 2.1 | 0.9 | 2.8 | 1.0 | 1.2 | 1.2 | 0.9 |
| Mortgages | 0.7 | 0.4 | 0.3 | 0.3 | 0.2 | 0.4 | 0.2 | 0.2 |
| Policy Loans | 44.1 | 43.8 | 45.5 | 46.1 | 45.0 | 45.8 | 47.4 | 48.8 |
| Venture Capital | 7.8 | 6.3 | 7.9 | 5.0 | 5.8 | 8.8 | (8.4) | (10.9) |
| Cash & Cash Equivalents | 4.9 | 4.7 | 4.3 | 4.9 | 3.6 | 1.8 | 1.7 | 0.4 |
| Other Income | 4.6 | 1.2 | (0.5) | 3.0 | 1.9 | 0.3 | 0.1 | 1.5 |
| Other Investments [2] | 19.0 | 9.7 | 6.3 | 8.9 | 7.0 | 11.0 | 1.2 | (5.8) |
| Total Cash and Invested Assets | 277.5 | 263.1 | 260.4 | 260.8 | 247.8 | 247.3 | 219.1 | 204.5 |
| Discontinued Operations | 3.1 | 2.1 | 1.1 | 2.8 | 1.0 | 0.8 | 0.6 | 0.6 |
| Investment Expenses | 2.3 | 2.7 | 2.5 | 2.1 | 1.8 | 2.5 | 2.6 | 1.3 |
| Total Net Investment Income | $ 272.1 | $ 258.3 | $ 256.8 | $ 255.9 | $ 245.0 | $ 244.0 | $ 215.9 | $ 202.6 |
| | | | | | | | | |
| **Annualized Yields** | | | | | | | | |
| Debt Securities | 6.3% | 6.4% | 6.6% | 6.5% | 6.4% | 6.4% | 6.6% | 6.8% |
| Equity Securities | 5.2% | 4.3% | 1.8% | 5.6% | 1.9% | 2.4% | 2.7% | 3.8% |
| Mortgages | 6.4% | 9.2% | 7.1% | 7.6% | 5.4% | 12.3% | 6.6% | 6.9% |
| Policy Loans | 7.9% | 7.8% | 8.0% | 8.1% | 7.8% | 7.8% | 7.9% | 8.1% |
| Venture Capital | 27.5% | 18.8% | 22.2% | 12.6% | 13.4% | 19.1% | -15.1% | -19.7% |
| Cash & Cash Equivalents | 5.4% | 5.5% | 4.9% | 4.3% | 3.1% | 1.8% | 1.8% | 0.5% |
| Other Investments [2] | 26.6% | 12.1% | 7.2% | 9.3% | 7.0% | 10.9% | 1.0% | -4.1% |
| Total Cash and Invested Assets | 7.2% | 6.9% | 6.9% | 6.9% | 6.6% | 6.7% | 6.1% | 6.0% |
| | | | | | | | | |
| Investment Expenses and Discontinued Operations | 0.1% | 0.1% | 0.1% | 0.1% | 0.1% | 0.1% | 0.1% | 0.1% |
| Total Net Investment Income yields | 7.1% | 6.8% | 6.8% | 6.8% | 6.5% | 6.5% | 5.9% | 5.9% |

(1)  Excludes debt and equity securities pledged as collateral.

(2)  Includes real estate, affiliates and other invested assets.

**The Phoenix Companies, Inc.**
**General Account Realized Investment Gains and Losses**
Fourth Quarter 2008 (unaudited)
*($ Millions)*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| **Realized Investment Gains and Losses** | | | | | |
| Debt Security Impairments | $ (224.0) | $ (46.7) | $ (7.9) | $ (31.2) | $ (15.5) |
| Equity Security Impairments | (2.7) | (0.5) | | (2.1) | (1.5) |
| Mortgage Loan Impairments | | | | (0.8) | (12.6) |
| Debt and Equity Securities Pledged as Collateral Impairments | (2.3) | (0.8) | (1.0) | (1.2) | (16.6) |
| Other Invested Asset Impairments | (16.0) | (3.9) | | | (3.3) |
| Total Impairment Losses | (245.0) | (51.9) | (8.9) | (35.3) | (49.5) |
| Debt Security Net Transaction Gains (Losses) | (9.8) | 11.6 | 42.0 | (18.0) | 28.4 |
| Equity Security Net Transaction Gains (Losses) | (29.5) | 9.5 | 21.9 | 2.9 | 14.6 |
| Venture Capital Net Investment Gains (Losses) | (3.0) | | 2.4 | (13.9) | |
| Mortgage Loan Net Transaction Gains (Losses) | (0.1) | 1.4 | 3.2 | | 0.2 |
| Affiliate Equity Security Transaction Gains | | 13.7 | 10.4 | 3.7 | |
| Real Estate Net Transaction Gains (Losses) | 2.4 | 1.4 | | (0.6) | (0.8) |
| Settlement of HRH Stock Purchase Contracts | | | | 86.3 | |
| Other Invested Asset Net Transactions Gains (Losses) | (0.9) | 3.7 | 4.2 | 7.2 | 15.1 |
| Debt and Equity Securities Pledged as Collateral | 2.2 | 1.8 | | 2.5 | |
| Total Net Transactions Gains (Losses) | (38.7) | 43.1 | 84.1 | 70.1 | 57.5 |
| Realized Gains (Losses) on Fair Value Option Securities | (18.4) | 3.8 | 1.4 | | |
| Realized Losses on Derivative Assets and Liabilities | 6.3 | (1.0) | (0.1) | (0.2) | |
| Net Realized Investment Gains (Losses) | (295.8) | (6.0) | 76.5 | 34.6 | 8.0 |
| | | | | | |
| Closed Block Applicable PDO (Reduction) | (120.2) | 4.4 | 46.0 | (12.4) | 3.7 |
| Applicable Deferred Acquisition Costs (Credit) | (25.7) | 0.2 | (3.5) | 17.6 | (0.4) |
| Applicable Deferred Income Tax (Credit) | (49.2) | (5.6) | 11.8 | 13.0 | 7.6 |
| Net Realized Investment Gains (Losses) Included in Net Income (Loss) | $ (100.7) | $ (5.0) | $ 22.2 | $ 16.4 | $ (2.9) |

**The Phoenix Companies, Inc.**
**General Account Realized Investment Gains and Losses**
Fourth Quarter 2008 (unaudited)
*($ Millions)*

| Quarters ended | 2007 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | **March** | **June** | **September** | **December** | **March** | **June** | **September** | **December** |
| **Realized Investment Gains and Losses** | | | | | | | | |
| Debt Security | $ (1.0) | $ (13.6) | $ (3.8) | $ (28.3) | $ (32.6) | $ (24.9) | $ (37.1) | $ (129.4) |
| Equity Security | | (0.1) | (0.3) | (0.1) | (0.5) | (0.1) | (1.0) | (1.1) |
| Debt and Equity Securities Pledged as Collateral | | (0.8) | | | | | (0.7) | (1.6) |
| Other Invested Asset | | | (1.3) | (2.6) | (7.3) | (1.5) | | (7.2) |
| Total Impairment Losses | (1.0) | (14.5) | (5.4) | (31.0) | (40.4) | (26.5) | (38.8) | (139.3) |
| Debt Security Net Transactions | 3.4 | 5.4 | 5.5 | (2.7) | (2.8) | | (8.0) | 1.0 |
| Equity Security Net Transactions | 1.3 | 2.6 | 2.8 | 2.8 | (0.2) | 2.3 | (2.5) | (29.1) |
| Venture Capital Net Investment | | | | | | | | (3.0) |
| Mortgage Loan Net Transactions | 1.4 | | | | (0.1) | | | |
| Affiliate Equity Security Transactions | 13.7 | | | | | | | |
| Real Estate Net Transactions | 1.5 | (0.1) | | | | | | 2.4 |
| Other Invested Asset Net Transactions | 1.5 | 2.4 | 0.5 | (0.6) | 0.6 | (0.2) | (0.6) | (0.7) |
| Debt and Equity Securities Pledged as Collateral | 0.1 | 0.7 | 0.5 | 0.4 | 0.8 | 0.6 | 0.1 | 0.7 |
| Total Net Transactions | 22.9 | 11.0 | 9.3 | (0.1) | (1.7) | 2.7 | (11.0) | (28.7) |
| Realized Gains (Losses) on Fair Value Option Securities | 1.9 | 0.7 | 0.7 | 0.5 | (3.6) | 0.2 | (4.6) | (10.4) |
| Realized Losses on Derivative Assets and Liabilities | 0.6 | 0.5 | (0.5) | (1.6) | (1.0) | (1.9) | (5.3) | 14.5 |
| Net Realized Investment Gains (Losses) | 24.4 | (2.3) | 4.1 | (32.2) | (46.7) | (25.5) | (59.7) | (163.9) |
| Closed Block Applicable PDO (Reduction) | 6.6 | (1.3) | 1.1 | (2.0) | (15.5) | (9.5) | (25.6) | (69.6) |
| Applicable Deferred Acquisition Costs (Credit) | (0.4) | 0.3 | 0.4 | (0.1) | (6.0) | (3.6) | (3.9) | (12.2) |
| Applicable Deferred Income Tax (Credit) | 4.5 | (0.4) | 0.8 | (10.5) | (9.1) | (4.6) | (10.3) | 25.2 |
| Net Realized Investment Gains (Losses) Included in Net Income (Loss) | $ 13.7 | $ (0.9) | $ 1.8 | $ (19.6) | $ (16.1) | $ (7.8) | $ (19.9) | $ (56.9) |